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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-1
                             Tender Offer Statement
       Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934

                            ------------------------

                          GLOBAL MOTORSPORT GROUP, INC.
                            (Name of Subject Company)

                            ------------------------

                                GOLDEN CYCLE, LLC
                                    (Bidder)

                            ------------------------

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)
                         (Title of Class of Securities)

                            ------------------------

                                   378937106
                     (CUSIP Number of Class of Securities)

                            ------------------------

                                  ROGER GRASS
                               GOLDEN CYCLE, LLC
                         ONE WYNNEWOOD ROAD, SUITE 100
                         WYNNEWOOD, PENNSYLVANIA 19096
                                 (610) 642-8600
      (Name, Address and Telephone Number of Persons Authorized to Receive
                Notices and Communications on Behalf of Bidder)

                                    Copy To:

                           HERBERT HENRYSON II, ESQ.
                    WOLF, BLOCK, SCHORR AND SOLIS-COHEN LLP
                             111 SOUTH 15TH STREET
                        PHILADELPHIA, PENNSYLVANIA 19102
                                 (215) 977-2000

                            ------------------------

                           CALCULATION OF FILING FEE

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         TRANSACTION VALUATION*                    AMOUNT OF FILING FEE**
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              $105,004,494                               $21,000.90
================================================================================

* Based on the offer to purchase all outstanding shares of Common Stock of the Subject Company together with the associated preferred share purchase rights at $18.00 cash per share, the number of shares of Common Stock reported as outstanding in the Quarterly Report on Form 10-Q of the Subject Company for the quarter ended October 31, 1997 (5,077,442), and the number of shares of Common Stock under option reported in the Annual Report on Form 10-K of the Subject Company for the fiscal year ended January 31, 1997 and the Proxy Statement for the Annual Meeting of Stockholders of the Subject Company held on November 4, 1997 (756,141).

**   1/50 of 1% of Transaction Valuation.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.


AMOUNT PREVIOUSLY PAID:   Not applicable.       FILING PARTY:    Not applicable
FORM OR REGISTRATION NO.: Not applicable.       DATE FILED:      Not applicable

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ITEM 1. SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Global Motorsport Group, Inc., a Delaware corporation (the "Company"), and the address of its principal executive offices is 16100 Jacqueline Court, Morgan Hill, California 95037.

     (b) The class of securities to which this statement relates is the Common Stock, par value $.001 per share (the "Common Stock"), of the Company, including the associated preferred share purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of November 13, 1996, between the Company and American Stock Transfer and Trust Company, as Rights Agent (the Common Stock and Rights are referred to collectively herein as the "Shares"). The information set forth in the Introduction and Section 1 of the Offer to Purchase (the "Offer to Purchase") annexed hereto as Exhibit 1 is incorporated herein by reference.

     (c) The information set forth in Section 6 of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

     (a)-(d); (g) The information set forth in Section 9 of the Offer to Purchase is incorporated herein by reference. The name, business address, present principal occupation or employment, the material occupations, positions, offices or employments for the past five years and citizenship of each member and executive officer of Golden Cycle, LLC, a Pennsylvania limited liability company (the "Purchaser"), and the name, principal business and address of any corporation or other organization in which such occupations, positions, offices and employments are or were carried on are set forth in Schedule I of the Offer to Purchase and incorporated herein by reference.

     (e)-(f) During the last five years, none of the Purchaser or, to the best of the Purchaser's knowledge, any of the members or executive officers of the Purchaser has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such law.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a)-(b) The information set forth in the Introduction and Section 11 of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) The information set forth in Section 10 of the Offer to Purchase is incorporated herein by reference.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(g) The information set forth in the Introduction and Sections 7 and 12 of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a)-(b) The information set forth in Sections 9 and 11 and Schedule II of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the Introduction and Sections 10, 11 and 16 of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in Section 16 of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in Section 9 of the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

     (a) Not applicable.

     (b)-(c) The information set forth in Section 15 of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Section 7 of the Offer to Purchase is incorporated herein by reference.

     (e) The information set forth in the Introduction and Sections 8, 11 and 15 of the Offer to Purchase is incorporated herein by reference. See Exhibits (g) and (h).

     (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

      (a)(1) Offer to Purchase, dated April 7, 1998.

      (2)    Letter of Transmittal with respect to the Shares and Rights.

      (3) Letter, dated April 7, 1998, from Jefferies & Company, Inc. to brokers, dealers, banks, trust companies and nominees.

      (4) Letter to be sent by brokers, dealers, banks, trust companies and nominees to their clients.

      (5)    Notice of Guaranteed Delivery.

      (6) IRS Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

      (7)    Press Release, dated April 6, 1998.

      (8)    Form of summary advertisement, dated April 7, 1998.

      (b)    None.

      (c) Letter agreement, dated March 6, 1998, between Jefferies & Company, Inc. and the Purchaser.

      (d)    None.

      (e)    Not applicable.

      (f)    None.

      (g) Complaint filed by the Purchaser on April 2, 1998 in the Court of Chancery of the State of Delaware.

      (h) Complaint filed by the Purchaser on April 6, 1998 in the United States District Court in and for the District of Delaware.


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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 7, 1998

                                            GOLDEN CYCLE, LLC

                                            By: /s/ ROGER GRASS
                                                -------------------------------
                                                Name:  Roger Grass
                                                Title: Vice President


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                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                             EXHIBIT
-------  ----------------------------------------------------------------------
(a)(1)   Offer to Purchase, dated April 7, 1998

(2)      Letter of Transmittal with respect to the Shares and Rights

(3)      Letter, dated April 7, 1998, from Jefferies & Company, Inc. to brokers, dealers, banks, trust companies and nominees.

(4)      Letter to be sent by brokers, dealers, banks, trust companies and nominees to their clients

(5)      Notice of Guaranteed Delivery

(6)      IRS Guidelines for Certification of Taxpayer Identification Number on
           Substitute Form W-9

(7)      Press Release, dated April 6, 1998

(8)      Form of summary advertisement, dated April 7, 1998

(b)      None

(c)      Letter agreement, dated March 6, 1998, between Jefferies & Company,
           Inc. and the Purchaser

(d)      None

(e)      Not applicable

(f)      None

(g)      Complaint filed by the Purchaser on April 2, 1998 in the Court of
           Chancery of the State of Delaware.

(h)      Complaint filed by the Purchaser on April 6, 1998 in the United States
           District Court in and for the District of Delaware.


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